525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

Robert J. Wild robert.wild@kattenlaw.com 312.902.5567 direct 312.902.1061 fax

June 12, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mark S. Webb, Legal Branch Chief

Re:	Meta Financial Group, Inc. Registration Statement on Form S-3 Filed May 31, 2012 File No. 333-181783

Dear Mr. Webb:

On behalf of our client, Meta Financial Group, Inc. (the “Company”), set forth below are responses to your comment letter dated June 5, 2012 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  The comments from the Comment Letter are repeated in bold below followed by the Company’s response.

Selling Stockholders page 3

1.
Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer.  Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Each of the selling stockholders identified in the Selling Stockholders table has confirmed to the Company that it is not a broker-dealer nor an affiliate of a broker-dealer as defined by Rule 405.  Each Selling Stockholder has represented to the Company that the securities were acquired as investments.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	ORANGE COUNTY	SHANGHAI	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Mr. Mark S. Webb
Securities and Exchange Commission
June 12, 2012

2.
For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

See response to Comment No. 1 above.

3.	If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and

•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

See response to Comment No. 1 above.

4.
Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters.  Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter.  We may have further comment.

See response to Comment No. 1 above.

5.
With respect to each selling stockholder that is not a natural person, please revise to identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

In response to the Staff's comment, we have included footnotes to the Selling Stockholders table which identify the natural persons who exercise sole or shared voting and/or dispositive powers over the Company’s securities.

Mr. Mark S. Webb
Securities and Exchange Commission
June 12, 2012

We believe the responses above fully address the comments contained in the Comment Letter.  If you have any questions regarding the above responses, please contact the undersigned at 312-902-5567.  Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Robert J. Wild

Robert J. Wild

Enclosures

cc:           Erin M. Purnell, United States Securities and Exchange Commission (via email)
David W. Leedom, Meta Financial Group, Inc.
Jeffrey M. Werthan, Katten Muchin Rosenman LLP